Steven M. Skolnick Partner 1251 Avenue of the Americas New York, NY 10020 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com

September 3, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corbus Pharmaceuticals Holdings, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted August 12, 2014

CIK No. 0001595097

Ladies and Gentlemen:

On behalf of Corbus Pharmaceuticals Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated August 25, 2014 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s second confidential draft Registration Statement on Form S-1, submitted on August 12, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly submitting the revised Registration Statement with the Commission (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Prospectus Summary
Our Pipeline, page 3

1.	We note your response to our prior comment 7 and your revised disclosure indicating you intend to rely on data from Phase 1 trials conducted by another company to launch directly into Phase 2 clinical studies for scleroderma and cystic fibrosis. Please tell us how you are able to rely on results from studies conducted by another company in order to advance Resunab into Phase 2. Separately, please disclose whether you have had or plan to have any discussion with the FDA regarding this development plan prior to filing an IND for Resunab. If there is a possibility that the FDA might require you to conduct your own Phase 1 safety studies, or if there are any other regulatory risks that stem from not conducting Phase 1 safety studies, you should disclose the risks here and elsewhere as applicable.

September 3, 2014

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it is in possession of all prior non-clinical and Phase 1 clinical study reports and data generated by the prior licensee for Resunab which will be submitted as part of the Company’s IND filing. The Company previously submitted a summary of the prior preclinical and clinical data to the FDA and held a preIND meeting with the FDA division of Pulmonology, Allergy and Rheumatology on October 26, 2012 to discuss the prior preclinical and Phase 1 data and to discuss the Company’s planned clinical development program for Systemic Sclerosis. The FDA advised the Company that prior to filing an IND it needed to conduct a rat chronic toxicology study in the intended dose and obtain an acceptable safety margin of >1X, the no-observed effect level. The Company completed this chronic rat toxicology study and successfully achieved the necessary safety margin.

Business

Human Clinical Results to Date, page 48

2.	We note your response to our prior comment 15 and revised disclosure on page 48. Please disclose, to the extent known to you, why Indevus Pharmaceuticals elected not to continue with further clinical trials of Resunab and terminated the license.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

3.	We note your response to our prior comment 16 and your revised disclosure on page 48. Please disclose your definition of “clinically significant” as applied to the adverse events observed and disclose what the adverse events were.

Response: The Company respectfully acknowledges the Staff’s comment and has deleted the reference to “clinically significant” on page 48 and revised the disclosure on page 48 in response to the Staff’s comment.

4.	We note your response to our prior comment 17 and revised disclosure on page 48 that “greater than 10% of all subjects” experienced the relevant treatment-emergent adverse events in the single and multiple dose stages. You should disclose the exact number of patients that experienced each type of adverse event and the severity of the events (e.g., mild, moderate, severe, etc.).

September 3, 2014

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 in response to the Staff’s comment.

Intellectual Property, page 51

5.	It appears, based on your revised disclosure on page 51, that you have only one issued patent for Resunab relating to method of use. However, you state at the beginning of this section that you “own all of the intellectual property related to the composition and uses of Resunab.” This statement could imply that you have other issued patents, including a composition of matter patent. If you have other such issued patents, please discuss their nature, the protection afforded, the applicable jurisdiction, and date of expiration. Alternately, please revise to remove any suggestion that you currently own more than one issued patent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 in response to the Staff’s comment.

6.	Please disclose the date of expiration for your issued patent covering the use of Resunab to treat interstitial cystitis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 in response to the Staff’s comment.

Selling Stockholders, page 79

7.	We note your response to our prior comment 26 indicating that your plan of distribution contains disclosure stating that selling stockholders “may be deemed” underwriters. It appears that several of the selling stockholders, including Mr. Friefeld, Mr. Cates, Mr. Blitz, Mr. Janssen, and Mr. MacLean, are broker-dealers. As we noted, registration statement registering the resale of shares offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. It is not sufficient to disclose that broker-dealers “may be deemed” underwriters. Please revise your disclosure to identify all selling stockholders who are also broker-dealers as underwriters.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 79 in response to the Staff’s comment.

Financial Statements for the Six Months Ended June 30, 2014
1. Significant Accounting Policies, page F-7

8.	You disclose on pages F-6 and F-13 that you issued a significant number of warrants in the six months ended June 30, 2014. Please provide the following information:

September 3, 2014

•	Clarify in the filing all the significant terms of the warrants issued and the accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has supplemented Footnote 10 (Warrants) on Page F-15 of its financial statements for the six months ended June 30, 2014 to include additional disclosure of the significant terms and the accounting treatment for the warrants issued during the six months ended June 30, 2014.

•	Explain to us the differences in terms governing the Replacement Warrants as compared to the warrants previously held by the Corbus shareholders. Tell us why the replacement warrants were not accounted for as derivatives.

Response: The Company respectfully acknowledges the Staff’s comment and has revised and supplemented its disclosures on Page F-6- Footnote 1 (Nature of Operations-Reverse Acquisition) and on Page F-33- Footnote 11 (Subsequent Event).

In addition, the Staff is supplementally advised, that in connection with the reverse acquisition, the existing holders of warrants to purchase common stock of JB Therapeutics prior to the reverse acquisition received the following:

•	Replacement Warrants to purchase 27,839 shares of common stock at an exercise price of $0.60.

•	Additional Replacement Warrants to purchase 350,000 shares of common stock at an exercise price of $0.66

Except for the adjustment to the exercise price for the exchange ratio, the terms of the Replacement Warrants are substantially equivalent to the warrants previously held by the Corbus stockholders. The Replacement Warrants were not accounted for as derivatives because the terms of the Replacement Warrants did not contain terms such as anti-dilution protection, repurchase rights, or other clauses requiring the potential issuance of additional shares of common stock which would give rise to accounting as a derivative.

The Corbus warrants replaced by the Additional Replacement Warrants were accounted for as a derivative in the Corbus financial statements for the year ended December 31, 2013 because the terms of these warrant agreements provided for anti-dilution protection. The terms of the Additional Replacement Warrants were modified to remove the anti-dilution protection so these warrants were no longer accounted for as derivatives as of June 30, 2014 since these warrants did not contain terms such as anti-dilution protection, repurchase rights, or other clauses requiring potentially the issuance of additional shares of common stock which would give rise to accounting as a derivative.

September 3, 2014

•	You disclose on page F-9 that certain warrants are recorded as liabilities and valued based on the Black Scholes method at June 30, 2014. Please tell us which warrants are recorded as liabilities and why. Also tell us why using the Black Scholes method is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on Page F9-Footnote 3 (Fair Value of Assets and Liabilities) to clarify that certain warrants that were classified as a warrant liability at December 31, 2013 were reclassified to equity at June 30, 2014 due to a modification in terms. Accordingly, at June 30, 2014 there were no outstanding warrants with terms that would require a fair value calculation to record a derivative warrant liability. The Company utilized the Black Scholes method for valuing the warrants as of June 30, 2014 because the terms of the warrants are substantially similar to options, given the fixed exercise price and fixed number of shares. The warrants are considered immediately vested and the term used in the valuation was the term of the warrant.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

Enclosures

cc:	Sean Moran
Mark Tepper